MAINSTAY FUNDS TRUST
51 Madison Avenue
New York, NY 10010

December 22, 2009

VIA EDGAR

Filing Desk Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Patsy Mengiste

Re:	Filing of and Request for Acceleration of the Registration Statement of MainStay Funds Trust (“Registrant”)
File Nos. 333-160918 and 811-22321

Dear Ms. Mengiste:

Electronically transmitted via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933 Act, as amended (the “1933 Act”), is Post-Effective Amendment No. 2 to the registration statement on Form N-1A of the Registrant under the 1933 Act and Amendment No. 4 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (“PEA No. 2”).  PEA No. 2 is being made for the purpose of adding 25 new series to the Registrant.  The disclosure in PEA No. 2 is designed to comply with the disclosure requirements adopted by the Securities and Exchange Commission (“SEC”) in Investment Company Act Release No. 28584 (Jan. 13, 2009).

As discussed with you via telephone on December 10 and 11, 2009, the disclosure contained in PEA No. 2 is identical to the disclosure in Post-Effective Amendments filed under separate cover today pursuant to Rule 485(a) to the registration statements of Eclipse Funds Inc. (SEC File No. 811-06175) and ICAP Funds, Inc. (SEC File No. 811-08850) (collectively, the “Predecessor Funds”).  The Predecessor Funds are part of the MainStay Group of Funds and have identical Boards of Directors and share the same investment adviser as the Registrant, among other commonalities.

The purpose of PEA No. 2 is to register 25 new series of the Registrant that have been newly organized as “shell” series of the Registrant into which the corresponding series of the Predecessor Funds will reorganize pursuant to an Agreement and Plan of Reorganization that has been approved by the respective Boards of Trustees/Directors of the Registrant and the Predecessor Funds (each a “Reorganization”).  In effect, the Reorganizations will serve to redomicile the series of the Predecessor Funds from two Maryland corporations to a single Delaware statutory trust.  We anticipate that the Reorganizations will close on February 26, 2010.1  In light of the fact that the SEC Staff also will be required to review the identical filings made by the Predecessor Funds, we hereby request limited or no SEC staff review of PEA No. 2 in reliance upon the selective review procedures set forth in Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (Feb. 15, 1984).  We will address any SEC Staff comments to the Predecessor Funds’ Post-Effective Amendment filings in connection with the Registrant’s Rule 485(b) filing.

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[1]
February 26, 2010 is prior to the 120th day after the end of the Predecessor Funds’ prior fiscal years.  Since shares of the Predecessor Funds are not expected to be offered to the public after February 26, 2010, it is not expected that the Post-Effective Amendments for the Predecessor Funds filed today will be allowed to become effective.  Assuming the Reorganizations close as planned, the Predecessor Funds will withdraw their Rule 485(a) filings prior to the time they would become effective.

In addition, pursuant to Rule 461 under the 1933 Act, the Registrant and NYLIFE Distributors LLC (the “Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective on or before February 26, 2010.  The Registrant and Distributor are aware of their obligations under the Act.

As we discussed last week, the Predecessor Funds are not seeking shareholder approval of the Reorganizations, although such shareholders were informed of the Reorganizations through a prospectus supplement filed with the SEC on October 30, 2009.2  Additional notice concerning the Reorganizations will also be included in the Predecessor Funds’ annual reports for the fiscal year ended October 31, 2009.  Shareholder approval of the Reorganizations is not required by the Investment Company Act of 1940, as amended (the “1940 Act”), the rules under the 1940 Act (including Rule 17a-8), the organizational documents of the Predecessor Funds, or Maryland state law.3

You have requested that we provide you with an explanation as to why we, in consultation with Dechert LLP as counsel to the Registrant and the Predecessor Funds, have determined not to deliver Information Statements to shareholders of the Predecessor Funds pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “1934 Act”) in connection with the Reorganizations. Regulation 14C requires an Information Statement to be delivered to shareholders only in cases where shareholders have the right to vote on a transaction and a shareholder meeting is scheduled, but the shareholders’ votes are not being solicited.4  Rule 14c-2(a)(1) under Regulation 14C states, in relevant part:

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[2]	Eclipse Funds Inc. Accession No. 0001144204-09-055696; ICAP Funds, Inc. Accession No. 0001144204-09-055699.

[3]
Each of the Predecessor Funds are organized as Maryland Corporations, and expect to receive an opinion of Maryland legal counsel prior to the Reorganizations opining that shareholder approval of the Reorganizations is neither required by Maryland law nor the organizational documents of the Predecessor Funds.

[4]
One example of such a situation would be where a small number of shareholders control a majority of the shares of a company and are expected vote unanimously at a shareholder meeting with respect to a corporate action.  In such a case, the votes of the remaining shareholders of the company would not be necessary for shareholder approval of the action, and need not be solicited.  If the minority shareholders’ votes are not solicited in connection with the action, Regulation 14C would require an Information Statement to be delivered to the minority shareholders of the company.

[i]n connection with every annual or other meeting of the holders of . . . a class of securities issued by an investment company . . . including the taking of corporate action by the written authorization or consent of security holders, the registrant shall transmit [a written information statement] to every security holder of the class that is entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registrant. (emphasis added)

As noted above in the case of the Reorganizations, there will be neither a meeting of shareholders nor any corporate action taken by written consent.  Furthermore, the shareholders of the Predecessor Funds are not entitled to vote on the Reorganizations under applicable federal or state law.5  Thus, we do not believe that Regulation 14C requires the Predecessor Funds to provide an Information Statement to shareholders.

This position is supported by several no-action letters issued by the SEC Staff with respect to the filing of Information Statements.  While we are not aware of SEC precedent specifically concerning reorganizations of open-end management investment companies, we are aware of several no-action letters regarding Information Statement delivery requirements with respect to mergers of operating companies.  For example, in Datron Systems, Inc. (pub avail. May 28, 1975), Southland Royalty Co. (pub. avail. Apr. 9, 1976), and Occidental Petroleum Corp. (pub. avail. Feb. 27, 1981), the SEC Staff granted no-action relief allowing mergers of operating companies to take place without furnishing an Information Statement to shareholders of the acquired companies.  In each instance, the merger was expected to take place without requiring the vote of any shareholders pursuant to applicable state statutes.

In contrast, in Downe Communications, Inc (pub. avail. Oct. 15, 1976) (“Downe”) and Guardian Acquisition Corp. (pub. avail. Mar. 29, 1988) (“Guardian”), the SEC Staff took the position that furnishing an Information Statement to acquired company shareholders was required in connection with such mergers.  Shareholder approval was required in each of those instances.  In Downe, a corporation owned sixty-six percent of the subsidiary with which it was to merge, and approval was proposed to be effected by the written consent of the board of directors of the parent corporation pursuant to a Delaware statute that authorized taking certain corporate actions by written consent of the holders of not less than a majority of shares entitled to vote.  In Guardian, a merger was proposed to be approved by the written consent of certain shareholders.  In stating its view that an Information Statement was required to be furnished to shareholders, the SEC Staff noted, “under applicable state law, shareholders of [the corporation], although not being solicited, are otherwise entitled to vote or to give an authorization or consent in regards to the merger transaction.”

In each of these instances in which the SEC Staff was unwilling to grant no-action relief, shareholders had a right to vote on a merger, but their votes were not being solicited.  However, in the no-action letters where the Staff did not require an Information Statement to be provided to shareholders, there was no right for shareholders to vote on the merger under applicable law.  With respect to the Reorganizations, as discussed above, shareholders do not have the right to vote on the transactions under state law or otherwise, and no written consents are required.

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[5]
Rule 17a-8(a)(3) under the 1940 Act imposes a shareholder vote requirement for affiliated fund mergers unless the surviving company and the acquired company meet certain criteria, which the Predecessor Funds and the shell series of the Registrant meet.

No fee is required in connection with this filing.  Should you have any questions, please feel free to contact Patrick W. D. Turley of Dechert LLP (at 202.261.3364), Erin G. Wagner of Dechert LLP (at 202.261.3317), the undersigned (at 973.394.4437), or Thomas C. Humbert (at 973.394.4505).

Sincerely,

/s/ Marguerite E. H. Morrison

Marguerite E. H. Morrison

Secretary and Chief Legal Officer of the Registrant and
Managing Director and Secretary of the Distributor

cc:	Sander M. Bieber, Esq.
Patrick W.D. Turley, Esq.
Erin G. Wagner, Esq.